Contactar

www.linkedin.com/in/loïc-bastard-48607229 (LinkedIn)

Aptitudes principales

Mechanical

Numerical Simulation

Product Management

Languages

Chinese (Professional Working)

Francés (Native or Bilingual)

Español (Native or Bilingual)

Inglés (Native or Bilingual)

Catalan (Limited Working)

Certifications

China Specialy recruited expert (1000 experts program)

Publications

MATCHING EXPERIMENTAL AND NUMERICAL DATA OF DYNAMIC WIND TURBINE LOADS

Non-linear dynamic analysis of a wind turbine direct drive generator by a coupled FEM-MBS approach.

Loïc Bastard

Co-founder and CTO of Qnetic - Expert in Energy Storage and Wind Energy

Xuhui, Shanghái, China

Extracto

I am a mechanical engineer and realized early on that building mechanisms was my calling when I played with Lego in my room as a child.
I am also passionate about energy and how we can fully transition our civilization to sustainable energy.
I have spent about 13 years of my career in the wind power industry, helping to make the mechanical system more reliable, efficient, and cost-effective.

in 2021, I have decided to devote all my energy to solving the problem of energy storage. To move to a sustainable energy supply, we need an energy storage solution that is cheap, durable, reliable, locally produced, safe and environmentally friendly. I co-founded Qnetic to help solve this problem.

Skills:
Energy storage; wind turbines; design of complex mechanical systems; vibration and dynamics; material fatigue; prediction of failure modes of mechanical systems by numerical simulation and testing; finite elements; multibody dynamics; rotor dynamics; dynamics of wind turbines; project management; product management; human resource management.

Experiencia

Qnetic

Engineering Director and Co-founder

octubre de 2021 - Present (3 años 1 mes)

Shanghai, China

Envision Energy

6 años 5 meses

Head Of Department
febrero de 2017 - mayo de 2021 (4 años 4 meses)
Changning District, Shanghai, China

Digital Methods and Products

Deputy Director Digital Model
enero de 2015 - mayo de 2021 (6 años 5 meses)
Brussels Area, Belgium

In charge of Flexible Multi Body Dynamic Simulation of the whole mechanical system.

Siemens PLM Software
10 años 4 meses

Product Manager of SAMCEF Wind Turbines
enero de 2012 - diciembre de 2014 (3 años)
Liege Belgium

Responsible for the software SAMCEF Wind Turbines in terms of Product Management and Business Development.

Product Management / Inbound Activities:
- Customer relationship
- Market analysis
- Drive and develop product strategy and road map
- Specify new development

Product Management / Outbound Activities:
- Ensure product quality
- Develop product marketing and visibility
- Train Company sales and pre-sales force

Business Development:
- Strong relation with Customers and Prospects
- Proposal redaction for software and engineering services
- Definition of the commercial strategy

Wind Energy Application Group Coordinator
enero de 2010 - enero de 2012 (2 años 1 mes)
Bacrelona-Spain

Responsible of the Wind Energy Business Unit (in parallel with my Project Engineer activities):
- Activities Coordination around the Wind Energy Market. (Business development, Marketing, Trainings, Engineering Services).

-Software development coordination for the new environment for Wind turbine Dynamic Analysis: SAMCEF Wind Turbines (Costumer and prospects relation, Development specifications redaction).

Project Engineer - Numerical Simulation

septiembre de 2004 - enero de 2012 (7 años 5 meses)

Paris-France until dec 2006 ; Barcelone-Spain from dec 2006

In charge of Engineering projects realisation, Numerical simulation mostly on flexible mechanisms.

Examples of projects achieved:

- Dynamic analysis of a Drive train and correlation with experimental results (Wind Turbines)
- Fatigue analysis on a composites blade (Wind Turbines)
- Load computation for Wind turbine certification according to IEC Norm (Wind Turbines)
- Complete sizing of an Oxygen tank in a cryogenic environment (Defense - Marine application)
- Modeling and optimization of a Variable Stator Vane system (Aeronautic)
- Rotor Dynamic analysis of a gas turbine (Energy)
- Structural analysis of a concept car in full composite (Automotive)
- etc.

Altran France

Stress Engineer

noviembre de 2003 - agosto de 2004 (10 meses)

Snecma Villaroche - France

- Modeling of Flexible Mechanism System: Variable Stator Vane, submitted to large displacements and contact.
- Test and validation of an in-house tool for flanges and screw analytical calculation (ECREVIS)

Snecma

Engineer Internship

marzo de 2003 - septiembre de 2003 (7 meses)

Villaroche - France

Involved in the European Project SYNAMEC: Synthesis Tool for Aeronautical Mechanisms Design.

http://www.aerodays2006.org/sessions/B_Sessions/B1/B14.pdf

Activities:

- Software test
- Requirements and corrections follow-up

- Flexible mechanics modeling and optimization

Educación

ENSTA Bretagne

Engineer's degree, Computational Science applied to Mechanics · (2001 - 2003)

Université de Reims Champagne-Ardenne

Ingenieur Maître (Master of Engineering), Material Science · (1999 - 2001)

Université de Bretagne Occidentale

DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer-integrated manufacturing · (1997 - 1999)